genetic technologies

ASX ANNOUNCEMENT
24 October 2016

Notice of 2016 Annual General Meeting and Sample Proxy

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") is pleased to release its Notice of the 2016 Annual General Meeting of shareholders (the "Notice") together with a Sample Proxy.

The Notice and a personalised proxy is being mailed to all shareholders and the Company's 2016 Annual Report is available for download from its website: www.gtglabs.com

As detailed in the Notice, the 2016 Annual General Meeting will be held at **10.30 am** on **Wednesday, 23 November 2016,** at the following address:

"Treetops"
Melbourne Museum
11 Nicholson Street
Carlton, Victoria 3053
Australia

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen™ test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen™ from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen™ test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus*® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Genetic Technologies Limited • **Website:** www.gtglabs.com • **Email:** info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115, Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. FOR FURTHER INFORMATION PLEASE CONTACT Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Candice Knoll (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Personalising health 2016 NOTICE OF ANNUAL GENERAL MEETING Notice is given that the Annual General Meeting of the shareholders of Genetic Technologies Limited (ACN 009 212 328) will be held at: 10.30am on Wednesday, 23 November 2016 at “Treetops”, Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia

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BUSINESS CONSIDERATION OF FINANCIAL STATEMENTS To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2016. 1. RESOLUTION 1 - ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That for the purpose of Section 250R(2) of the Corporations Act and for all other purposes the Remuneration Report as set out in the Directors’ Report for the Company for the year ended 30 June 2016 be adopted.” * Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company. 2. RESOLUTION 2 – RE-ELECTION OF MR GRAHAME LEONARD A.M. To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “To elect Mr Grahame Leonard who retires by rotation in accordance with Listing Rule 14.4 and clause 20.3 of the Company’s Constitution and being eligible offers himself for re-election as a Director.” 3. RESOLUTION 3 – APPROVAL OF INCREASED PLACEMENT CAPACITY To consider and, if thought fit, to pass the following resolution as a special resolution: “That, pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions in the Explanatory Memorandum which accompany this Notice of Annual General Meeting.” 4. RESOLUTION 4 – APPROVAL OF PROPOSED NEW PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That pursuant to ASX Listing Rule 7.1 and all other purposes, the members of the Company approve the issue of a maximum of USD 15 million worth of fully paid ordinary shares in the capital of the Company to institutional and sophisticated investors (to be approved by the Board) at the Minimum Share Price specified in accordance with the ASX Listing Rules and otherwise on the terms and conditions set out in the Explanatory Notes which accompany this Notice of Annual General Meeting.” 5. RESOLUTION 5 – REFRESH APPROVAL OF EXISTING KENTGROVE STANDBY EQUITY PLACEMENT FACILITY To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That pursuant to ASX Listing Rule 7.1 and all other purposes, the members of the Company refresh the approval for the issue to Kentgrove Capital Growth Fund of a maximum of approximately $20.96 million worth of fully paid ordinary shares in the capital of the Company at the Minimum Issue Price specified in accordance with the ASX Listing Rules (as previously approved by members in general meeting on 25 November 2015) and otherwise on the terms and conditions set out in the Explanatory Notes which accompany this Notice of Annual General Meeting.” Dated this 12th day of October 2016. By order of the Board Kevin Fischer Company Secretary 03 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

VOTING ENTITLEMENT NOTICE For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00 pm on Monday 21 November 2016. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting. PROXIES A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting. APPOINTMENT OF PROXIES If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents. The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman’s intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting. If a member has not directed their proxy how to vote, the proxy may vote as the proxy determines. If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter (other than the Chairman), the member may only vote with respect to Resolution 1 by directing their proxy how to vote with respect to Resolution 1. To direct the Excluded Voter as proxy, the member must complete the “for” or “against” or “abstain” at Step 2 of the Proxy Form for Resolution 1. An “Excluded Voter” for these purposes means collectively one of the key management personnel (as set out on page 22 of the Company’s 2016 Annual Report, and is defined in the Corporations Act 2001 (Cth) (Corporations Act) to include the Chairman) (Key Management Personnel) or one of the Key Management Personnel’s closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the Key Management Personnel). Proxy forms must be received at the Company’s offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.30 am on Monday, 21 November 2016. BODIES CORPORATE A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. 04

EXPLANATORY MEMORANDUM This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Wednesday, 23 November 2016. 1. CONSIDERATION OF FINANCIAL STATEMENTS Please refer to the Company’s 2016 Annual Report. 2. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT 2.1 Background Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report as set out in the Directors’ Report be adopted. This Remuneration Report can be found on pages 22 to 31 of the Company’s 2016 Annual Report. It sets out a range of matters relating to the remuneration of Directors, and Senior Executives of the Company. A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2016 Annual Report can be found on its website at www.gtglabs.com. The Corporations Act provides that: (a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and (b) if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. As no “strike” occurred at the Genetic Technologies’ 2015 Annual General Meeting, the current “strike” count is zero. If a “first strike” was to occur at the 2016 Annual General Meeting: (a) the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2017 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and (b) if the Company’s subsequent (i.e. 2017) Remuneration Report also receives a “no vote” at the 2017 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2017 Annual General Meeting will be asked (at that 2017 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1. As set out in the Notice of Annual General Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1. 05 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

3. RESOLUTION 2 – RE-ELECTION OF MR GRAHAME LEONARD A.M. Mr Leonard, retires by rotation in accordance with the Company’s Constitution and being eligible offers himself for re-election. Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world, including previous director appointments with Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission; Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia (the Australian arm of the international anti-corruption watchdog). Mr. Leonard, directly or through related or associated entities, owns 6,000,000 Shares in the Company. Directors Recommendation The Directors of the Company (with Mr Leonard abstaining) consider that Resolution 2 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 2. 06 2.2 Voting Exclusion Statement A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons; (a) A member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or (b) A closely related party of such a member, (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolution 1 if: (a) The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution (as described in the “Notes” section of this Notice of Meeting); and (b) The vote is not cast on behalf of another Excluded Voter. An Excluded Voter may also cast a vote on Resolution 1 if the Excluded Voter is the Chairman of the Meeting and the appointment of the Chairman as proxy: • does not specify the way the proxy is to vote on the Resolution; or • expressly authorises the Chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

4. RESOLUTION 3 – APPROVAL OF INCREASED PLACEMENT CAPACITY 4.1 General Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s up to 15% placement capacity under Listing Rule 7.1. An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. Genetic Technologies is an eligible entity. The Company is now seeking Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2. 4.2 Description of Listing Rule 7.1A Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The 10% Placement Facility will apply to the Company’s Ordinary Shares. Resolution 3 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative). (a) Calculation of Additional Capacity Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the following formula: Additional capacity = (A x D) – E where: A is the number of shares on issue 12 months before the date of issue or agreement to issue: (a) plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2; (b) plus the number of partly paid shares that became fully paid in the 12 months; (c) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4; (d) less the number of fully paid shares cancelled in the 12 months. (Note that A has the same meaning in Listing Rule 7.1 when calculating an entity’s 15% placement capacity.) D is 10% E is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.1 or 7.4. 07 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

(b) Minimum Issue Price The issue price of Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 Trading Days immediately before: (i) the date on which the price at which the Placement Securities are to be issued is agreed; or (ii) if the Placement Securities are not issued within 5 Trading Days of the date in paragraph (i) above, the date on which the Placement Securities are issued. (c) 10% Placement Period Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of: (i) the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or (ii) the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), The effect of Resolution 3 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under Listing Rule 7.1. 4.3 Specific information required by Listing Rule 7.3A Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows: (a) Minimum issue price The minimum price the Placement Securities will be issued at is the price determined in accordance with the ASX Listing Rule 7.1A.3, as described in section 4.2(b) above. The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 4.2(a) above). (b) Effect on existing (non-participating) Shareholders If Resolution 3 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted. The Company is not indicating that it will issue the Placement Securities, it is just seeking Shareholder approval to be able to do so if it so decides. The below table provides examples of different levels of Shareholder potential dilution where different prices are assumed (for illustrative purposes only). There is a risk that: (i) the market price for the Company’s equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and (ii) the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date or the Placement Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Placement Securities. The below table shows the potential dilution of existing Shareholders on the basis of the current market price of Ordinary Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice. 08

The table also shows: (i) Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of ordinary securities the Company has on issue as at the date of this Notice of Meeting. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing rule 7.1 that are approved at a future Shareholders’ meeting; and (ii) Two examples where the issue price of ordinary shares has decreased by 50% and increased by 50% as against the current market price. The table has been prepared on the following assumptions: (i) The Company issues the maximum number of Placement Securities available under the 10% Placement Facility. (ii) The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%. (iii) The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting. (iv) The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1. (v) The issue of Placement Securities under the 10% Placement Facility consists only of Ordinary Shares (vi) The issue price is $0.015, being the closing price of the Shares on ASX on 7 October 2016. $0.0075 50% decrease in Issue Price $0.0225 50% increase in Issue Price Variable ‘A’ in Listing Rule 7.1A.2 $0.015 Issue Price Current Variable A 1,715,282,724 10% Voting Dilution 171,528,272 shares 171,528,272 shares 171,528,272 shares Funds raised $1,286,462 $2,572,924 $3,859,386 50% increase in current Variable A 2,572,924,086 10% Voting Dilution 257,292,409 shares 257,292,409 shares 257,292,409 shares Funds raised $1,929,693 $3,859,386 $5,789,079 100% increase in current Variable A 3,430,565,448 10% Voting Dilution 343,056,545 shares 343,056,545 shares 343,056,545 shares Funds raised $2,572,924 $5,145,848 $7,718,772 (c) Date by which Placement Securities may be issued The Company will only issue and allot the Placement Shares during the 10% Placement Period that is at any time up to 23 November 2017. An approval given under Resolution 3 for the issue of the Placement Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking). (d) Purposes for which Placement Securities may be issued The Company may seek to issue the Placement Securities for the following purposes: (i) non-cash consideration for the acquisition of new assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3; or (ii) cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new assets or investments (including expense associated with such acquisition), and/or general working capital. The Company will comply with the disclosure obligations under Listing Rules 7.1A (4) and 3.10.5A upon issue of any Placement Securities. 09 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

(e) Company’s Share allocation policy The Company’s Share allocation policy for the issue of equity securities under this 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following: (i) the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate; (ii) the effect of the issue of the Placement Securities on the control of the Company; (iii) the financial situation and solvency of the Company; and (iv) advice from corporate, financial and broking advisers (if applicable). The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company. Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new intellectual property assets or investments. (f) Issues under previous Listing Rules 7.1A approvals The Company has not previously obtained Shareholder approval under Listing Rule 7.1A and so there are no previous issues of securities pursuant to Listing Rule 7.1A . 4.4 Voting Exclusion Pursuant to ASX Listing Rule 7.5.6, Genetic Technologies will disregard any votes cast on Resolution 3 by: (a) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and (b) an associate of that person (or those persons). However, Genetic Technologies need not disregard a vote if: (c) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. At the date of this Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Placement Securities and it is not known to the Company who will participate in any issue under Listing Rule 7.1A. Accordingly as at the date of this Notice the Company does not have an intention to exclude any existing Shareholder’s votes under the voting exclusion with respect to Resolution 3. 4.5 Directors Recommendation The Board recommends that Shareholders vote in favour of Resolution 3. 10

5. RESOLUTION 4 – APPROVAL OF PROPOSED NEW PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS 5.1 Short explanation The Company requires additional funding to assist with its funding and expansion requirements in relation to BREVAGenplus in the US and for its general working capital purposes and is seeking Shareholder approval for the ability to raise capital from institutional and sophisticated investors (Subscribers) who wish to subscribe for Shares in the Company (Further Shares), being persons described in Sections 708(8) and 708(10) of the Corporations Act. By Resolution 4 the Company is seeking prior Shareholder approval for the purposes of ASX Listing Rule 7.1. By obtaining the prior approval of Shareholders for the issue of securities proposed under this Resolution 4, the Company will be able to issue to the Subscribers up to a maximum number of Further Shares calculated by dividing up to USD 15 million by the Minimum Share Price (converted into USD at the prevailing spot rate) applicable at that time without being in breach of ASX Listing Rule 7.1. If this resolution is approved those Further Shares will not be included in the calculation of the Company’s 15% entitlement under ASX Listing Rule 7.1. The Further Shares will be issued at not less than the Minimum Share Price. The Minimum Share Price is calculated in accordance with ASX Listing Rule 7.3.3 as being a price equal to at least 80% of the volume weighted average market price for those Shares, calculated over the last 5 days on which sales of those Shares were recorded before the day on which the issue is made. 5.2 Regulatory Requirements The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the possible issue of new securities under Resolution 4. These are summarised below. 5.3 Information required under ASX Listing Rules 7.1 ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are required to consider approving a resolution pursuant to ASX Listing Rule 7.1 must include the following information: (a) the maximum number of securities to be issued: The maximum number of Further Shares to be issued will be calculated as a function of USD 15 million divided by the Minimum Share Price. (b) the date by which the securities will be issued: Within 3 months of the date of Shareholder approval of this Resolution 4 at this General Meeting. (c) the issue price of securities: As determined by the Board but not less than the Minimum Share Price defined above (converted into USD at the prevailing spot rate). (d) the names of the allottees or the basis upon which the allottees were determined: The allottees will be institutional and sophisticated investors (being persons described in Sections 708(8) and 708(10) of the Corporations Act) to be identified by the Company. (e) the terms of the securities: Further Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company. (f) the intended use of the funds raised: If the Further Shares are allotted, the funds raised will be used by the Company to assist with its funding and expansion requirements in relation to BREVAGenplus in the US and for its general working capital purposes. 5.4 Recommendation for Resolution 4 The Company directors unanimously recommend that Shareholders approve Resolution 4. 5.5 Voting Exclusion Statement – Resolution 4 Pursuant to ASX Listing Rules 7.3 and 14.11.1, the Company will disregard any votes cast on the resolution by: • any person who may participate under the proposed allotment which is the subject of Resolution 4, and a person who might obtain a benefit if the resolution is passed; and • an associate of the persons described in the preceding paragraph. However, the Company may not disregard a vote if: • it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or • it is cast by the person chairing the general meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. 11 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

6. RESOLUTION 5 – REFRESH APPROVAL OF EXISTING KENTGROVE STANDBY EQUITY PLACEMENT FACILITY 6.1 Short explanation As described in the Company’s Notice of Extraordinary Meeting (EGM) dated 5 February 2015 and approved by the members (2015 EGM Approval) at the EGM on 6 March 2015 (Approval Date), the Company entered into a Standby Equity Placement Facility with Kentgrove Capital Growth Fund (Kentgrove), an investment fund managed by Kentgrove Capital Pty Ltd (Kentgrove Standby Facility). Pursuant to ASX Listing Rule 7.1, the 2015 EGM Approval was restricted to issues of shares under the Kentgrove Standby Facility for a period of 3 months from the Approval Date. As the 2015 EGM Approval expired on 5 June 2015, the Company, per Resolution 6 as described in the 2015 Notice of Annual General Meeting dated 15 October 2015, obtained subsequent shareholder approval (2015 AGM Approval) for a further 3 month period at the Company’s Annual General Meeting held on the 25 November 2015. This subsequent approval period expired on the 25 February 2016, and the Company now seeks further shareholder approval to give the Company the flexibility to be able to use the Kentgrove Standby Facility for another 3 months following the approval of this Resolution 5 The Company is not stating that it will use the Kentgrove Standby Facility, just that it is seeking the ability to do so without impacting on its 15% allowance under ASX Listing Rule 7.1. No new ordinary shares of the Company have been issued under the Kentgrove Standby Facility since the 2015 AGM Approval. The key terms of the Kentgrove Standby Facility are again summarised in Annexure A, being the same as applied under the notices of meeting for the 2015 EGM Approval and the 2015 AGM Approval, (Prior Notices), subject to minor amendment to reflect the prior approvals and allow for Shares issued under the Kentgrove Standby Facility since that date, if any. As provided in the Prior Notices, Shareholders should note in respect of the Kentgrove Standby Facility: • It is at the discretion of the Company as to whether or not it will provide Kentgrove with an allotment request, the maximum allotment amount and when an allotment request is made by the Company under the Kentgrove Standby Facility; On entry into the Kentgrove Standby Facility in January 2015, the Company issued 40 million Shares, representing 2.33% of the total Facility amount, as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee). The Facility Fee only accrues as the Facility is used by the Company and is rebatable on a pro-rata proportional basis (less 20%) on termination of the Facility to the extent the Company does not drawdown that amount under the Kentgrove Standby Facility. The Kentgrove Standby Facility will expire at the end of the further 3 month period sought pursuant to the terms of this Resolution 5, in which case, and subject to the terms and conditions of the Facility, a rebate of approximately $430k would be receivable by the Company. Allotments of Shares reflecting drawdowns accepted by Kentgrove are to be issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement, subject to the minimum issue price determined by the Company; The provision of funding by Kentgrove, under the Facility, is subject to a number of conditions, including that the market traded price be no lower than the minimum issue price set by the Company, and other conditions customarily included in facilities of this nature. The Company is only entitled to allot Shares pursuant to the approval sought under this Resolution 5 for a (further) period of 3 months from the date this approval is obtained. Approval of this Resolution 5 will mean that for the 3 month period after the approval the Company will not need to rely on its available capacity under ASX Listing Rule 7.1 to issue Shares pursuant to the Kentgrove Standby Facility. • • • • The Board believes the Kentgrove Standby Facility provides flexibility for the Company and will assist with its funding and expansion requirements in relation to BREVAGenplus in the US and for its general working capital purposes. 6.2 Regulatory Requirements The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under Resolution 5. These are summarised below. 12

6.3 Information required under ASX Listing Rules 7.1 ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are required to consider approving a resolution pursuant to ASX Listing Rule 7.1 must include the following information: (a) the maximum number of securities to be issued: The maximum number of Shares which may be issued under the Kentgrove Standby Facility (over the term of the Facility) being calculated by dividing the maximum Facility amount (currently) of approximately $20.96 million (being the initial $24 million under the 2015 EGM Approval, less approximately $3.04 million received in the issue of shares under the Kentgrove Standby Facility since the 2015 EGM Approval) divided by the Issue Price (as described in (c) below). (b) the date by which the securities will be issued: If any securities are to be issued under this shareholder approval, it would be within 3 months of the date of Shareholder approval at this Annual General Meeting. (c) the issue price of securities: Calculated in accordance with the Kentgrove Standby Facility, being at a 5% discount to a volume weighted average price over the relevant period, subject to the minimum issue price (determined by the Company), but in all instances no less than 80% of the volume weighted average price of Shares, calculated over the last 5 days of trading of Shares on the ASX before the day on which the relevant issue is made (Minimum Issue Price). (d) the names of the allottees or the basis upon which the allottees were determined: Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd. (e) the terms of the securities: Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company. (f) the intended use of the funds raised: If the Shares are allotted, the funds raised will be used by the Company to assist with its funding and expansion requirements in relation to BREVAGenplus in the US and for its general working capital purposes. 6.4 Recommendation for Resolution 5 The Company Directors unanimously recommend that Shareholders approve Resolution 5. 6.5 Voting Exclusion Statement – Resolution 5 Pursuant to ASX Listing Rules 7.3 and 14.11.1, the Company will disregard any votes cast on the resolution by: • any person who may participate under the proposed allotment which is the subject of Resolution 5, and a person who might obtain a benefit if the resolution is passed; and • an associate of the persons described in the preceding paragraph. However, the Company may not disregard a vote if: • it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the general meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. 7. FURTHER INFORMATION The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in the Notice of Annual General Meeting. The Directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions. 13 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

ANNEXURE A OUTLINE OF EXISTING KENTGROVE STANDBY FACILITY 1. STANDBY EQUITY PLACEMENT FACILITY In January 2015 the Company entered into a standby equity placement facility with Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd ACN 150 638 627 (Kentgrove), under which the Company at its election may request and Kentgrove may at its election accept the allotment of Shares in the Company from time to time on the terms of the facility (Kentgrove Standby Facility). Either the Company or Kentgrove may terminate the Kentgrove Standby Facility on 7 days notice without the need to provide any reason or cause. No termination fee is payable by either party. The Kentgrove Standby Facility was approved by shareholders at the Company’s Extraordinary General Meeting held on 6 March 2015. 2. ALLOTMENT REQUEST AND SUBSCRIPTION Where under the Kentgrove Standby Facility, the Company has issued a request which is accepted by Kentgrove, the issue price for the relevant Shares is calculated at a 5% discount to a volume weighted average price (VWAP) of trading in the Company’s Shares by Kentgrove over the period of the placement (Issue Price), subject to the Minimum Issue Price (defined below) determined by the Company. In all cases, if the Shares are issued pursuant to Resolution 5, the Issue Price shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the issue is made. It is a standby facility allowing the Company from time to time to request Kentgrove to subscribe for Shares in the Company. There is no minimum number of Shares which must be issued. The maximum number of Shares which may be issued under the Kentgrove Standby Facility over the remaining term of the Facility is that number of Shares which at the Issue Price is in aggregate currently equal to approximately $20.96 million (being the initial $24 million under the 2015 EGM Approval, less approximately $3.04 million received in the issue of shares under the Kentgrove Standby Facility since the 2015 EGM Approval). The Company is under no obligation to request and, except to the extent the request is accepted, Kentgrove is under no obligation to subscribe for Shares in the Company. Kentgrove cannot subscribe for Shares except in accordance with a request from the Company, and cannot initiate a request. If the Company, from time to time, provides Kentgrove Capital with an (Allotment Request), in that Allotment Request the Company will specify: • • • the relevant period for the Share Allotment (Allotment Period) the maximum number of Shares Kentgrove may subscribe for (Maximum Subscription Amount) and the minimum price at which the Company would be prepared to issue Shares for the relevant period (Minimum Issue Price) which in any case, if issued pursuant to Resolution 5, shall not be less than 80% of the VWAP for the Shares calculated over the last 5 days on which sales in the Shares were recorded on the ASX before the day on which the relevant issue is made. Kentgrove then decides as to how much of the Allotment Request it will accept. At the end of the Allotment Period Kentgrove provides the Company with a written confirmation (Allotment Notice) confirming the number of Shares Kentgrove will purchase and the applicable Issue Price. The Company will issue to Kentgrove the allotted Shares, Kentgrove will provide the subscription monies for those Shares (Allotment Monies), and the Company will update the ASX market by the required disclosure. All Allotment Requests are subject to the Company’s ability to issue the Shares when required including, if applicable, its capacity under ASX Listing Rule 7.1. 3. SHAREHOLDER APPROVAL The Company is pursuant to Resolution 5 of this Notice of Annual General Meeting seeking Shareholder approval for the allotment of Shares under the Kentgrove Standby Facility. If Shareholder approval is not obtained for any reason, the Company may still proceed with the allotment of Shares under the Kentgrove Standby Facility utilising its 15% capacity under ASX Listing Rule 7.1 until the expiry of the Kentgrove Standby Facility. 14

4. KENTGROVE FACILITY FEE On entry into the Kentgrove Standby Facility and immediately following the lodgement with ASIC of a prospectus (in relation to the Kentgrove Standby Facility), the Company issued Kentgrove 40 million Shares, at that time representing 2.33% of the total Facility amount, as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee). The Facility Fee only accrues to the benefit of Kentgrove on a proportional basis, as the Kentgrove Standby Facility is used by the Company. The Facility Fee shall be rebated, on a pro rata proportional basis, for the dollar amount of the Kentgrove Standby Facility that has not been utilised upon termination or expiry of the Facility. The rebate (Facility Fee Rebate) equates to a repayment of 80% of the Facility Fee or a buy back or cancellation of the Facility Fee Shares (as nominated by Kentgrove). 5. TAX LIABILITY The Company will pay an equivalent amount in cash to Kentgrove Capital for any tax liability incurred by Kentgrove Capital in relation to the portion of the Facility Fee that has not yet accrued and been brought to account under the unutilised portion of the Facility, payable if and when the tax liability arises. Kentgrove Capital will make repayments to the Company, in respect of the tax liability advance, when Kentgrove Capital invoices the Company, on a quarterly basis, as and when the facility fee is brought to account. 6. LIMITED FUTURE FUNDING RESTRICTIONS The Company shall have no restrictions as a result of the Kentgrove Standby Facility on entering into debt financing arrangements or from undertaking additional private placements, rights issues or Shareholder purchase plans. However, the Company will be restricted from entering into a similar equity line facility for a period of 24 months from the commencement of the Agreement in January 2015. Should the Company enter into a similar Transaction within this 24 month period (unless as a result of gross negligence on the part of Kentgrove or Kentgrove defaulting on its obligations under the Facility) then any Facility Fee that was previously rebated must be repaid to Kentgrove. If the Company is in default of its obligations under the Kentgrove Standby Facility, then the Facility Fee Rebate will not apply. 7. SHARES ISSUED All Shares issued pursuant to the Kentgrove Standby Facility will rank equally in all respects with existing Shares from the date of their issue. 15 GENETIC TECHNOLOGIES NOTICE OF AGM 2016

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Genetic Technologies Limited

ABN 17 009 212 328

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
P.O. Box 115,
Fitzroy Victoria 3065
Australia

By Hand Delivery:
60-66 Hanover Street,
Fitzroy, Victoria 3065
Australia

Alternatively you can fax your form to
(within Australia) 03 8412 7040
(outside Australia) +61 3 8412 7040

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

For your vote to be effective it must be received by 10.30 am on Monday, 21 November 2016

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

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Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

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MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

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Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street Carlton, Victoria 3053 Australia on Wednesday, 23 November 2016 at 10.30 am and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Mr Grahame Leonard A.M.	☐	☐	☐
Resolution 3	Approval of Increased Placement Capacity	☐	☐	☐
Resolution 4	Approval of Proposed New Placement of Shares to Sophisticated Investors	☐	☐	☐
Resolution 5	Refresh Approval of Existing Kentgrove Standby Equity Placement Facility	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

GTG 999999A

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